EXHIBIT  3

                                 [TRANSLATION]

                                                                  March 22, 2006

                   INDUSTRIAL DEVELOPMENT BANK OF ISRAEL LTD.


SECURITIES AUTHORITY                TEL AVIV STOCK EXCHANGE
www.isa.gov.il                      www.tase.co.il

                     IMMEDIATE REPORT OF RESULTS OF MEETING

Notice is hereby given that at the Annual General Meeting of the Bank which took place on March 22, 2006, the following resolutions were adopted:

     1. To appoint the firm of Somekh Chaikin together with the firm of Kesselman and Kesselman as auditors of the Bank for 2006. Pursuant to Sec. 154 of the Companies Law 1999, the auditors will hold their position until the end of the next Annual Meeting.

     2. To authorize the Board of Directors of the Bank to set the auditors' remuneration for their auditing services for 2006, subject to the following conditions:

          a. The remuneration and terms of employment concerning the above-mentioned auditing services shall be set according to the rate set in circulars of the Government Companies Authority.

          b. The Board of Directors shall review the time sheet and remuneration report that will be presented by the auditors concerning the above-mentioned auditing services, in light of the circulars of the Government Companies Authority, with an emphasis on the rates and the breakdown among the professional staff.

     3. To appoint Mr. Ehud Green and Mr. Aaron Hildesheimer as outside directors of the Bank, for a term of three years, pursuant to the Companies Law - 1999. The appointments are effective upon the adoption of the resolution.

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Regarding the Resolution in Section 3 above:

The total number of votes was 14,121,502.

The number of votes in favor of the resolution was 14,121,502, which was 100% of the votes. Of the above figure, 52.19% are of the State of Israel (which holds 45.78% of the voting rights and 48.81% of the rights to appoint directors) and 47.81% are of the other participants.

There were no votes against the resolution.